October 14, 2022

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Kate Beukenkamp
Donald Field

Re:	Nogin, Inc.
Registration Statement on Form S-1
Filed September 16, 2022
File No. 333-267449

Ladies and Gentlemen:

On behalf of Nogin, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Form S-1”), filed on September 16, 2022. Concurrently with its submission of this letter to the Staff, the Company has filed an amendment to the Form S-1 (the “Amended Form S-1”) with the Commission through its EDGAR system.

Set forth below are the responses of the Company to the comments in the Staff’s letter to the Company, dated September 30, 2022, relating to the Form S-1. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Amended Form S-1.

Registration Statement on Form S-1

Cover Page

1.

Please revise your disclosure here and throughout the prospectus to disclose the price that each selling securityholder paid for the shares of common stock and warrants being registered for resale as outlined on the prospectus cover page. For example, we note your disclosure on pages 43 and 48 regarding the price per warrant and price per share of common stock paid by certain securityholders, respectively.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii and 6 of the Amended Form S-1.

2.

Please disclose the exercise price of the warrants compared to the market price of the underlying security. Additionally, please disclose the likelihood that warrant holders will not exercise their warrants if the warrants are out of the money. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercise of the warrants are dependent on stock price. As

October 14, 2022

applicable, please describe the impact on your liquidity and update your discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand should warrant holders not exercise their warrants. We note your disclosure on page 71 regarding existing cash on hand and anticipated cash requirements for the next 12 months.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 5, 39, 40 and 72 of the Amended Form S-1.

3.

We note your disclosure that you will receive proceeds from the exercise of the warrants and PIPE warrants for cash, but not from the sale of common stock issuable upon such exercise. Please disclose here and in the prospectus summary, use of proceeds section and in your discussion of liquidity and capital resources the aggregate proceeds you may receive assuming the exercise of all warrants by securityholders.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 5, 40 and 72 of the Amended Form S-1.

4.

We note your disclosure on page 6, including that the shares being registered for resale constitute approximately 73.7% of your issued and outstanding shares of common stock. Please revise to disclose the amount of shares being registered as a percentage of your total public float. Additionally, highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of your common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 6 of the Amended Form S-1.

Risk Factors, page 6

5.

Please revise your risk factor disclosure to expand your discussion on the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of your common stock. As reflected in our comment above, to illustrate this risk, disclose the purchase price of the securities being registered for resale. Also disclose that even though the current trading price is below the price paid per share of your common stock and warrants in your initial public offering, your private investors may have an incentive to sell because they may still profit on sales due to the lower price paid for their securities in comparison to the public investors. We note your disclosure in the risk factor entitled “Sales of a substantial number of our securities...” on page 6 as well as the risk factors disclosed under the caption “Risks Related to our Common Stock and Warrants” beginning on page 31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended Form S-1.

General

6.

Please revise your prospectus throughout to disclose the price that each selling securityholder paid for the common stock and warrants being registered for resale. Highlight any differences in the current trading price, the prices that the sponsor, PIPE investors and other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the sponsor, PIPE

October 14, 2022

investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages ii and 6 of the Amended Form S-1.

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Any comments or questions regarding the foregoing should be directed to the undersigned at +1.713.546.7404. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Ryan J. Lynch
Ryan J. Lynch of LATHAM & WATKINS LLP

Enclosures

cc:	(via e-mail)
Ryan J. Maierson, Latham & Watkins LLP
John M. Greer, Latham & Watkins LLP
Jan-Christopher Nugent, Nogin, Inc.
Jonathan S. Huberman, Nogin, Inc.